WISDOMTREE RULES-BASED METHODOLOGY

WisdomTree U.S. Domestic Economy Index, WisdomTree U.S. Export and

Multinational Index and WisdomTree Strong Dollar Emerging Markets Equity Index

Last Updated March 2017

WISDOMTREE RULES-BASED METHODOLOGY

1.	Overview and Description of Methodology Guide

WisdomTree U.S. Domestic Economy Index, WisdomTree U.S. Export and Multinational Index and WisdomTree Strong Dollar Emerging Markets Equity Index were developed by WisdomTree Investments, Inc. (“WTI”) to measure the performance of companies that may be impacted by the rise or fall of the U.S. dollar.

•	The WisdomTree U.S. Domestic Economy Index measures the performance of profitable U.S. based companies that derive more than 80% of their revenue from the United States.

•	The WisdomTree U.S. Export and Multinational Index measures the performance of profitable U.S. based companies that derive less than 60% of their revenue from the United States.

•	The WisdomTree Strong Dollar Emerging Markets Equity Index measures the performance of emerging market companies that derive more than 15% of their revenue from the United States. The Index is designed with a goal of maximizing exposure to companies with significant revenue from exports that may benefit from a strengthening U.S. dollar.

Each Index is reconstituted annually, at which time each component’s weight is adjusted to reflect its weighting in the Index. Each of the Indexes is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Indexes. The Indexes are calculated using primary market prices.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the WisdomTree U.S. Domestic Economy Index, component companies must be under coverage by the market management team of the third party independent index calculation agent, must list shares on the New York Stock Exchange (NYSE) or the NASDAQ Global Select or the NASDAQ Global Market (together, the “three major exchanges”), be incorporated and headquartered in the United States, derive more than 80% of their revenue from the United States and have positive cumulative earnings over the four fiscal quarters preceding the annual reconstitution, which takes place in March. Companies need to have a market capitalization of at least $5 billion by the “Screening Date” (after the close of trading on the last trading day in February) and shares of such companies need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Screening Date. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, as are limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs), and companies that are not incorporated and headquartered in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto Rico). Preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.1 The publicly traded security for WisdomTree Investments, Inc., ticker WETF, is not eligible for inclusion in any of WisdomTree’s equity indexes.

In the case of the WisdomTree U.S. Export and Multinational Index component companies must be under coverage by the market management team of the third party independent index calculation agent, must list shares on the New York Stock Exchange (NYSE) or the NASDAQ Global Select or the NASDAQ Global Market (together, the “three major exchanges”), be incorporated and headquartered in the United States, derive less than 60% of their revenue from the United States and have positive cumulative earnings over the four fiscal quarters preceding the annual reconstitution, which takes place in March. Companies need to have a market capitalization of at least $5 billion by the “Screening Date” (after the close of trading on the last trading day in February) and shares of such companies need to have had an average daily dollar volume of at least $200,000 for each of the six month preceding the Screening Date. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, as are limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs), and companies that are not incorporated and headquartered in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto Rico). Preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. The publicly traded security for WisdomTree Investments, Inc., ticker WETF, is not eligible for inclusion in any of WisdomTree’s equity indexes.

In the case of the WisdomTree Strong Dollar Emerging Markets Equity Index component companies must be under coverage by the market management team of the third party independent index calculation agent, must have their shares listed on a stock exchange in one of the following emerging market countries: Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Korea, Malaysia, Mexico, the

[1]	Beginning with the December 2006 reconstitution, Mortgage REITs will no longer be eligible for inclusion in the WisdomTree Domestic and International Dividend Indexes.

Philippines, Poland, Russia, South Africa, Taiwan, Thailand or Turkey. Securities must be incorporated or domiciled in one of these emerging market countries and derive at least 15% of their revenue from the United States. To be included in the Index, shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the “Screening Date” (after the close of trading on the last trading day in February). Securities need to have a market capitalization of at least $200 million as of the Index screening date and an average daily dollar volume of at least $250,000 for each of the six months preceding the Index screening date. Energy, materials, financials2, telecommunication services and utilities sectors are not eligible for inclusion in the Index.

Chinese companies must be listed on the Hong Kong stock exchange to be eligible for inclusion. Local exchange shares are included in the index for all countries with the exception of Russia, which include only American Depository Receipts (ADRs) or Global Depositary Receipts (GDRs). Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs or GDRs are eligible in Russia but no other country. Security types that are excluded from the index are: Limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

2.2.	Base Date and Base Value

WisdomTree U.S. Domestic Economy Index, WisdomTree U.S. Export and Multinational Index and WisdomTree Strong Dollar Emerging Markets Equity Index were established with a base value of 200 on May 29, 2015.

2.3.	Calculation and Dissemination

The following formula is used to calculate the index levels for the Indexes:

Si = Number of shares in the index for security i.

Pi = Price of security i

D = Divisor

The Indexes are calculated every weekday. If trading is suspended while one of the three major exchanges is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes.

[2]	Real estate and financials are aggregated into one sector.

If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Index is updated on a real time basis, while the total return Index is calculated and disseminated on an end-of-day basis. Price index values are calculated and disseminated every 15 seconds to the Securities Industry Automation Corporation (SIAC) so that such Index Values can print to the Consolidated Tape.

2.4	Weighting

The WisdomTree U.S. Domestic Economy Index and the WisdomTree U.S. Export and Multinational Index are modified earnings stream weighted indexes. The earnings for each company are adjusted based on the percent of revenue from within the U.S. for the Domestic Economy Index and revenue from outside the U.S. for the Export and Multinational Index.

The WisdomTree Strong Dollar Emerging Markets Equity Index is a modified market capitalization weighted index designed to increase weight to companies that have the highest correlation in equity performance to a strong U.S. dollar. The initial weight of a component in the index at the annual reconstitution is based on a composite weighting equal to two individual weighting factors:

1)	25% Float adjusted market capitalization weight (each component’s float adjusted market capitalization divided by the total float adjusted market capitalization of all component’s)

2)	75% Correlation Rank Factor weight:

Each Component’s Correlation Rank Factor is based on the exponent of the relative ranking of its weekly correlation to the U.S. Dollar over the last year. Assuming 100 companies, the company with the highest correlation would receive the rank of 100 and the company with the lowest correlation would receive the rank of 1.

Formally: EXP(Company Correlation Rank/Total Company Count) = Correlation Rank Factor.

Specifically, each component’s weight, at the Weighting Date, is equal to its Correlation Rank Factor divided by the sum of all Correlation Rank Factors for all the components in that Index.

The Weighting Date is when component weights are set, and it occurs immediately after the close of trading on the second Friday of March. New components and component weights take effect before the opening of trading on the first Monday following the third Friday of March, the “Reconstitution Date.” After the upcoming reconstitution in March 2017, the weighing date for the WisdomTree U.S. Domestic Economy Index and the WisdomTree Export and Multinational Index will occur after the close of trading on the second Friday in December.

Should any company achieve a weighting equal to or greater than 24.0% of the Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and the weights of all other components in the Index will be rebalanced proportionally. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced proportionally to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

For the WisdomTree U.S. Domestic Economy Index and the WisdomTree U.S. Export and Multinational Index, the following capping rules are applied in this order:

1)	The maximum weight of any individual security is capped at 5% prior to the introduction of sector caps and the weights of all other components will be adjusted proportionally.

2)	Should any sector achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual Screening Date. Real Estate and Utilities will each have a 5% cap.

3)	A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date/ weight of security in each index) shall be greater than $200 million to be eligible for each index. If a security’s volume factor falls below $200 million at the annual screening, but is currently in the Index, it will remain in the Index. The securities’ weight will be adjusted downwards by an adjustment factor equal to its volume factor divided by $400 million.

4)	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the sector weights above the specified caps.

For the WisdomTree Strong Dollar Emerging Markets Equity Index, the following capping rules are applied in this order:

1)	Should any sector achieve a weight equal to or greater than 33% of the Index, weight of companies will be proportionally reduced to 33% as of the annual Screening Date.

2)	Should any country achieve a weight equal to or greater than 33% of the Index, weight of companies will be proportionally reduced to 33% as of the annual Screening Date.

3)	A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date/ weight of security in each index) shall be greater than $200 million to be eligible for each index. If a security’s volume factor falls below $200 million at the annual screening, but is currently in the Index, it will remain in the Index. The securities’ weight will be adjusted downwards by an adjustment factor equal to its volume factor divided by $400 million.

4)	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index ) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the sector weights above the specified caps.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

Note: all sector cappings are conducted based on GICS sector classifications.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the total return Index require index divisor adjustments to prevent the distribution from distorting the price Index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class of that company with the greater liquidity would be selected for inclusion. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Indexes. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Indexes. Other corporate actions, such as special dividends, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate action. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

•	Additions

Additions to the Indexes are made at the annual reconstitution according to the inclusion criteria defined above. Changes to the Indexes are implemented before the opening of trading on the first Monday following the close of trading on the third Friday in March. After screening on February 28, 2017, the screening date for the WisdomTree U.S. Domestic Economy Index and the WisdomTree Export and Multinational Index will be changed from the last trading day in February to the last trading day in November with the changes going into effect before the opening of trading on the first Monday following the close of trading on the third Friday in December. No additions are made to any of the Indexes between annual reconstitutions, except in the cases of certain spin-off companies, defined below.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.3 A component company that re-incorporates or relocates its headquarters outside of the defined domicile is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company, it is allowed to stay in the Indexes that its parent company is in until the next annual reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other inclusion requirements must wait until the next annual reconstitution to be included in the Indexes.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that

[3]	Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information.

require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate or relocate headquarters outside of a defined domicile in the intervening weeks between the Screening Date and the reconstitution date are not included in the Indexes, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters for the Indexes

5.1.	Selection parameters for the WisdomTree U.S. Domestic Economy Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4. and annual reconstitution of the Indexes takes effect as defined in section 3.1.

5.2.	Selection parameters for the WisdomTree U.S. Export and Multinational Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4. and annual reconstitution of the Indexes takes effect as defined in section 3.1.

5.3.	Selection parameters for the WisdomTree Strong Dollar Emerging Markets Equity Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4. and annual reconstitution of the Indexes takes effect as defined in section 3.1.